FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: November 16, 2006
Commission File Number 001-31528

IAMGOLD Corporation (Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: November 16, 2006	By:	/s/ Larry E. Phillips
Larry E. Phillips
Vice-President, Corporate Affairs & Corporate Secretary

Form 51-102F3

MATERIAL CHANGE REPORT

1.       Name and Address of the Company

IAMGOLD Corporation
5th Floor, 220 Bay Street
Toronto, Ontario
M5J 2W4

2.       Date of Material Change

November 8, 2006.

3.       News Release

A news release was issued by IAMGOLD Corporation (“IAMGOLD”) on November 8, 2006 at Toronto, Canada through CCN Matthews. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.       Summary of Material Change

On November 8, 2006, IAMGOLD announced that the Superior Court of Québec had approved the transaction between Cambior Inc. (“Cambior”) and IAMGOLD which was done by way of a plan of arrangement pursuant to the Companies Act (Quebec). The transaction was previously approved by more than 99% of the Cambior shareholders who attended Cambior’s special general meeting (either in person or by proxy) on November 7, 2006.

5.      Full Description of Material Change

For a full description of the material change, please refer to the news release attached hereto.

6.       Reliance on Subsection 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

7.       Omitted Information

Not applicable.

8.       Senior Officer

The following executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following address and telephone number:

Larry Phillips
Vice-President, Corporate Affairs and Corporate Secretary
IAMGOLD Corporation

Telephone: (416) 360-4719

9.       Date of Report

DATED at Toronto, Ontario this 10th day of November, 2006.

                            (Signed) Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary
IAMGOLD Corporation

No. 19/06

IAMGOLD COMPLETES COMBINATION WITH CAMBIOR

Toronto, Ontario, November 8, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that the Superior Court of Québec has approved the transaction between IAMGOLD and Cambior which was previously approved by more than 99% of the Cambior Shareholders that attended their shareholder meeting (in person or by proxy).

“This is a significant step for IAMGOLD. We have now achieved our objective of becoming a million ounce producer by year end 2008,” commented William Pugliese, Chairman of the Board of IAMGOLD, “and while achieving this objective, we have brought together a dedicated and highly skilled team of professionals who will develop our existing projects and allow us to pursue exciting new growth opportunities.”

Joseph Conway, President and CEO of IAMGOLD stated: “We are pleased to have completed this final step in our transaction with Cambior. As the “new” IAMGOLD, we plan to focus on the integration of people and operations. This integration will be critical to the successful development of our project pipeline, identifying new growth opportunities and ensuring optimal results from existing operations.”

IAMGOLD has acquired 100% of the issued and outstanding common shares of Cambior Inc. Each Cambior Shareholder is entitled to receive 0.42 IAMGOLD shares for every Cambior share. Each Cambior Warrant and Option outstanding as at the close of market November 7th, 2006 has become an IAMGOLD warrant or an IAMGOLD option, respectively, entitling the holder upon the exercise thereof to acquire IAMGOLD shares at the same exchange ratio of 0.42 IAMGOLD shares for each Cambior share. Cambior shares will continue to trade until the close of market November 8th on the Toronto Stock Exchange and the American Stock Exchange. IAMGOLD will issue up to 127,097,481shares as a result of this transaction.

IAMGOLD has become the tenth largest publicly-traded gold company in the world with production of over 1 million ounces from eight operations located in Africa and the Americas, five development projects and several promising gold exploration properties. IAMGOLD also receives cash flow from non-gold assets including Niobec niobium production. The Company is currently in the process of selling its Omai bauxite facility. With combined cash on hand of over US$200 million, IAMGOLD is well positioned to achieve further growth and to become a senior producer.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.